 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person*
Warburg Pincus Private Equity VIII, L.P.
(Last)                      (First)                      (Middle)
c/o Warburg, Pincus & Co.
466 Lexington Avenue
(Street)
New York,    NY   10017
(City)                      (State)                      (Zip)

2. Issuer Name and Ticker or Trading Symbol Triangle Pharmaceuticals Inc. VIRS 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 01/15/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

     Form filed by One Reporting Person
X   Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	01/15/2003		U		23,384,887	D	$6.00	0	D See (1)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Explanation of Responses:

By:	Date:
/s/ Scott Arenare	01/16/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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Additional Information Reported For This Form
Name and Address of Reporting Person* Warburg Pincus Private Equity VIII, L.P. (Last) (First) (Middle) c/o Warburg, Pincus & Co. 466 Lexington Avenue (Street) New York, NY 10017 (City) (State) (Zip)	Issuer Name and Ticker or Trading Symbol Triangle Pharmaceuticals Inc. VIRS	Statement for (Month/Day/Year) 01/15/2003

Joint Filer Information

Name:          Warburg, Pincus & Co. (General Partner of WP VIII)
Address:       466 Lexington Avenue
                     New York, New York 10017

Name:          Warburg Pincus LLC (Manager of WP VIII)
Address:       466 Lexington Avenue
                     New York, New York 10017

Designated Filer:                               Warburg Pincus Private Equity VIII, L.P.
Issuer & Ticker Symbol:                      Triangle Pharmaceuticals, Inc. (VIRS)
Date of Event Requiring Statement:      January 15, 2003

Note 1:
In two transactions in 2001, Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII") acquired a total of 23,384,887 shares of the Company's Common Stock (the "WP Shares"). The sole general partner of WP VIII is Warburg, Pincus & Co., a New York general partnership ("WP"). Warburg Pincus LLC, a New York limited liability company ("WP LLC"), manages WP VIII. The members of WP LLC are substantially the same as the partners of WP. By reason of the provisions of Rule 16a-1 of the Securities and Exchange Act of 1934, as amended, WP VIII, WP and WP LLC may be deemed to be the beneficial owners of the WP Shares, although WP and WP LLC disclaim beneficial ownership of the WP Shares, except to the extent of any indirect pecuniary interest therein.

WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

By: Warburg, Pincus & Co.,
      General Partner

By:
/s/ Scott Arenare          January   , 2003
    Partner

WARBURG PINCUS & CO.

By:
/s/ Scott Arenare          January   , 2003
    Partner

WARBURG PINCUS LLC

By:
/s/ Scott Arenare          January   , 2003
    Managing Director